Proxy

SPECIAL MEETING OF SHAREHOLDERS OF

INDO-PACIFIC ENERGY LTD.
(“Indo-Pacific”)

TO BE HELD AT 1500 – 1055 WEST GEORGIA STREET, VANCOUVER, B.C. ON WEDNESDAY, DECEMBER 31, 2003, AT 8:00 AM (VANCOUVER TIME)

The undersigned member (“Registered Shareholder”) of Indo-Pacific hereby appoints, Garth Johnson, a Director of Indo-Pacific, or failing him, Bernhard J. Zinkhofer (or any designated attorney of his law firm), a Director of Indo-Pacific, or in the place of the foregoing, ______________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of Indo-Pacific (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of Indo-Pacific recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: _________________________________
DATE SIGNED: __________________________
[If this form is not date in the space provided, it is deemed to bear the date December 5, 2003.]

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

		For	Against
1.	To approve, with or without amendment, special resolutions to change the name of Indo-Pacific to Austral Pacific Energy Ltd. (or such other name as the directors may adopt), amend Articles to reflect the change of name and authorize directors to revoke the special resolutions.	_______	_______

2.	To approve a resolution to ratify the adoption of the proposed 2003 By-laws.	_______	_______

THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS AND OPTIONS FOR VOTING

Telephone voting:	Internet voting:	Voting by mail:

1-888-Tel-Vote	http://www.stocktronics.com/webvote	Pacific Corporate Trust Company
(1-888-835-8683)		10th Floor - 625 Howe Street
Vancouver, BC V6C 3B8
Fax: 604.689.8144

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY", by mail or by fax, at any time up to and including 4:00 p.m. on December 29, 2003, Vancouver time or with the Chairman of the Meeting on the day of the Meeting prior to 8:00 a.m. on December 31, 2003, Vancouver time.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of Indo-Pacific.

2.
This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.
If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b)  appoint another proxyholder, who need not be a Registered Shareholder of Indo-Pacific, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.
The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.
If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.